Mail Stop 4720

December 22, 2009

Bruce C. Cozadd
Chief Executive Officer
Jazz Pharmaceuticals, Inc.
3180 Porter Drive
Palo Alto, CA 94304

      Re: **Jazz Pharmaceuticals, Inc.**
           Registration Statement on Form S-1
           Filed November 25, 2009
           File No. 333-163333

Dear Mr. Cozadd:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   In an equity line financing conducted as an indirect primary offering, the total amount of securities issuable under the equity line agreement may represent no more than one-third of your company's public float at the time of execution of the equity line agreement. It appears that you are attempting to register approximately 50% of your unaffiliated public float. Please limit the number of shares registered to one-third of your public float or less.

2.   Please expand your Risk Factor disclosure to include disclosure related to the following risks:
   - The dilutive effect of the formula or pricing mechanism;

- The likelihood that your company will have access to the full amount available to you under the equity line agreement; and
- If Kingsbridge intends on engaging in short selling activities including selling during the pricing period, a discussion of the effect of short selling on your company's market price.

3.   We note that the cover page of your prospectus implies that Kingsbridge's obligations under the equity line agreement are transferrable. However, if Kingsbridge can transfer its interest prior to the Registrant's exercise of a put, then Kingsbridge is not irrevocably bound under the agreement, the registration statement does not identify the proper selling shareholder and the registration statement may not cover sales by the transferees of the shares. Please remove the reference of tranferees from the registration statement. If your investment agreement permits the transfer of the obligation, please withdraw your registration statement and renegotiate your agreement. You can refile the registration statement after the agreement has been renegotiated.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Michael Rosenthall at 202-551-3674 or me at 202-551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Suzanne Sawochka Hooper
        Chadwick L. Mills
        Cooley Godward Kronish LLP
        Five Palo Alto Square
        3000 El Camino Real
        Palo Alto, CA 94306
        Fax: 650-849-7400